Exhibit 99.07

DESCRIPTION OF CAPITAL STOCK

The following statements are summaries of certain provisions of our Restated Certificate of Incorporation and are subject to the detailed provisions thereof. Such summaries do not purport to be complete, and reference is made to our Restated Certificate of Incorporation (which is filed as Exhibit 3.01 to our Form 10-Q for the quarter ended June 30, 2010, File No. 1-12579) for a full and complete statement of such provisions.

Authorized Shares

Under our Restated Certificate of Incorporation, we are authorized to issue 125,000,000 shares of common stock, par value $0.01 per share, of which 97,636,311 shares were outstanding on January 31, 2011.

We are also authorized to issue 5,000,000 shares of preferred stock, par value $0.01 per share.  No shares of preferred stock are currently outstanding.  Without shareholder approval, we may issue preferred stock in the future in such series as may be designated by our board of directors.  In creating any such series, our board of directors has the authority to fix the rights and preferences of each series with respect to, among other things, the dividend rate, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights.  The terms of any series of preferred stock that we may issue in the future may provide the holders of such preferred stock with rights that are senior to the rights of the holders of our common stock.

Dividend Restrictions

Before we can pay any dividends on our common stock, the holders of our preferred stock that may be outstanding are entitled to receive their dividends at the respective rates as may be provided for the shares of their series.  Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends or distributions, or in the form of repayments of loans or advances to us.  We expect to derive principally all of the funds required by us to enable us to pay dividends on our common stock from dividends paid by OG&E, on OG&E’s common stock, and from distributions paid by Enogex Holdings, on OGE Enogex Holding’s limited liability company interests.  Our ability to receive dividends on OG&E’s common stock is subject to the prior rights of the holders of any OG&E preferred stock that may be outstanding, the covenants of OG&E’s certificate of incorporation and OG&E’s debt instruments limiting the ability of OG&E to pay dividends and the ability of public utility commissions that regulate OG&E to effectively restrict the payment of dividends by OG&E.  Our ability to receive distributions on OGE Enogex Holding’s limited liability company interests is subject to the prior rights of existing and future holders of such limited liability company interests that may be outstanding and the covenants of Enogex LLC’s debt instruments (including Enogex LLC’s revolving credit agreement) limiting the ability of Enogex Holdings to pay distributions.

Under OG&E’s certificate of incorporation, if any shares of its preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of OG&E common stock:

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may not exceed 50 percent of OG&E’s net income for a prior 12-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by common stock, premiums on common stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20 percent of capitalization;

•	may not exceed 75 percent of OG&E’s net income for such 12-month period, as adjusted, if this capitalization ratio is 20 percent or more, but less than 25 percent; and

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if this capitalization ratio exceeds 25 percent, dividends, distributions or acquisitions may not reduce the ratio to less than 25 percent except to the extent permitted by the provisions described in the above two bullet points.

OG&E’s certificate of incorporation further provides that no dividend may be declared or paid on the OG&E common stock until all amounts required to be paid or set aside for any sinking fund for the redemption or purchase of OG&E cumulative preferred stock, par value $25 per share, have been paid or set aside.  Currently, no shares of OG&E preferred stock are outstanding and no portion of the retained earnings of OG&E is currently restricted by these provisions.

Voting Rights

Each holder of common stock is entitled to one vote per share upon all matters upon which shareowners have the right to vote. Our board of directors has the authority to fix conversion and voting rights for any new series of preferred stock (including the right to elect directors upon a failure to pay dividends), provided that no share of preferred stock can have more than one vote per share.

Our Restated Certificate of Incorporation also contains “fair price” provisions, which require the approval by the holders of at least 80 percent of the voting power of our outstanding voting stock as a condition for mergers, consolidations, sales of substantial assets, issuances of capital stock and certain other business combinations and transactions involving us and any substantial (10 percent or more) holder of our voting stock unless the transaction is either approved by a majority of the members of our board of directors who are unaffiliated with the substantial holder or specified minimum price and procedural requirements are met.  The provisions summarized in the foregoing sentence may be amended only by the approval of the holders of at least 80 percent of the voting power of our outstanding voting stock.  Our voting stock consists of all outstanding shares entitled to vote generally in the election of directors and currently consists of our common stock.

Our voting stock does not have cumulative voting rights for the election of directors.  Subject to the possible rights of the holders of preferred stock that may be issued in the future to elect directors under certain circumstances, our Restated Certificate of Incorporation and By-Laws currently contain provisions stating that: (1) directors may be removed only with the approval of the holders of at least a majority of the voting power of our shares generally entitled to vote; (2) any vacancy on the board of directors will be filled only by the remaining directors then in office, though less than a quorum; (3) advance notice of introduction by shareowners of business at annual shareowner meetings and of shareowner nominations for the election of directors must be given and that certain information must be provided with respect to such matters; (4) shareowner action may be taken only at an annual meeting of shareowners or a special meeting of shareowners called by the President or the board of directors; and (5) the foregoing provisions may be amended only by the approval of the holders of at least 80 percent of the voting power of the shares generally entitled to vote.  The Restated Certificate of Incorporation and By-Laws currently contain provisions stating that directors elected at or prior to the annual meeting of shareowners in 2010 will serve three-year terms and be divided into three classes as nearly equal in number as possible with staggered terms of office, but directors elected after the annual meeting of shareowners in 2010 will be elected for one-year terms expiring at the next annual meeting of shareowners.  However, recent amendments to Oklahoma corporate law now mandate that large public Oklahoma corporations such as us have a classified board.  Under the new law, if a corporation’s certificate of incorporation does not divide the board into classes, the board of directors will be deemed to automatically be divided into three classes consisting of a number of directors as nearly equal in number as possible, with the directors placed sequentially into each class alphabetically by last name.  After January 1, 2015, a corporation can elect to opt out of this provision if approved by a majority of the outstanding stock.  We are currently evaluating the actions we may take in response to the new law.   The foregoing provisions, along with the “fair price” provisions discussed above, the business combination and control share acquisition provision discussed below, may deter attempts to cause a change in control of our company (by proxy contest, tender offer or otherwise) and will make more difficult a change in control that is opposed by our board of directors.

Liquidation Rights

Subject to the possible prior rights of holders of preferred stock that may be issued in the future, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our common stock are entitled to receive the remaining assets and funds pro rata, according to the number of shares of common stock held.

Other Provisions

Oklahoma has enacted legislation aimed at regulating takeovers of corporations and restricting specified business combinations with interested shareholders.  Under the Oklahoma General Corporation Act, a shareowner who acquires more than 15 percent of the outstanding voting shares of a corporation subject to the statute, but less than 85 percent of such shares, is prohibited from engaging in specified “business combinations” with the corporation for three years after the date that the shareowner became an interested stockholder.  This provision does not apply if (1) before the acquisition date the corporation’s board of directors has approved either the business combination or the transaction in which the shareowner became an interested shareowner or (2) the corporation’s board of directors approves the business combination and at least two-thirds of the outstanding voting stock of the corporation not owned by the interested shareowner vote to authorize the business combination.  The term “business combination” encompasses a wide variety of transactions with or caused by an interested shareowner in which the interested shareowner receives or could receive a benefit on other than a pro rata basis with other shareowners, including mergers, specified asset sales, specified issuances of additional shares to the interested shareowner, transactions with the corporation that increase the proportionate interest of the interested shareowner or transactions in which the interested shareowner receives certain other benefits.

Oklahoma law also contains control share acquisition provisions.  These provisions generally require the approval of the holders of a majority of the corporation’s voting shares held by disinterested shareowners before a person purchasing one-fifth or more of the corporation’s voting shares can vote the shares in excess of the one-fifth interest. Similar shareholder approvals are required at one-third and majority thresholds.

The board of directors may allot and issue shares of common stock for such consideration, not less than the par value thereof, as it may from time to time determine.  No holder of common stock has the preemptive right to subscribe for or purchase any part of any new or additional issue of stock or securities convertible into stock.  Our common stock is not subject to further calls or to assessment by us.

Our common stock is listed on the New York Stock Exchange.  BNY Mellon Shareowner Services is the Transfer Agent and Registrar for our common stock.
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